United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

March 31, 2012

US GAAP

Filed at CVM, SEC and HKEx on

April 25, 2012

Vale S.A.

Index to Condensed Consolidated Financial Statements

Nr.

Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011	4

Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011	6

Condensed Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011	7

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011	8

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011	9

Notes to the Condensed Consolidated Financial Statements	10

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (the “Company”) and its subsidiaries as of March 31, 2012, and the related condensed consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 15, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/S/PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

April 25, 2012

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

	March 31, 2012	December 31, 2011
	(unaudited)
Assets
Current assets
Cash and cash equivalents	4,922	3,531
Accounts receivable
Related parties	369	288
Unrelated parties	7,289	8,217
Loans and advances to related parties	163	82
Inventories	5,533	5,251
Deferred income tax	436	203
Unrealized gains on derivative instruments	584	595
Advances to suppliers	374	393
Recoverable taxes	1,973	2,230
Others	1,084	946
	22,727	21,736

Non-current assets
Property, plant and equipment, net	92,531	88,895
Intangible assets	1,139	1,135
Investments in affiliated companies, joint ventures and others investments	8,767	8,093
Other assets:
Goodwill on acquisition of subsidiaries	3,082	3,026
Loans and advances
Related parties	510	509
Unrelated parties	208	210
Prepaid pension cost	1,834	1,666
Prepaid expenses	342	321
Judicial deposits	1,537	1,464
Recoverable taxes	619	587
Deferred income tax	579	594
Unrealized gains on derivative instruments	29	60
Deposit on incentive / reinvestment	376	229
Others	152	203
	111,705	106,992
Total	134,432	128,728

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

(Except number of shares)

	(Continued)
	March 31, 2012	December 31, 2011
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	4,646	4,814
Payroll and related charges	754	1,307
Minimum annual remuneration attributed to stockholders	1,190	1,181
Current portion of long-term debt	1,850	1,495
Short-term debt	500	22
Loans from related parties	20	24
Provision for income taxes	269	507
Taxes payable and royalties	345	524
Employees postretirement benefits	159	147
Railway sub-concession agreement payable	71	66
Unrealized losses on derivative instruments	28	73
Provisions for asset retirement obligations	69	73
Others	991	810
	10,892	11,043

Non-current liabilities
Employees postretirement benefits	2,399	2,446
Loans from related parties	80	91
Long-term debt	22,501	21,538
Provisions for contingencies (Note 15 (b))	1,809	1,686
Unrealized losses on derivative instruments	554	663
Deferred income tax	5,741	5,654
Provisions for asset retirement obligations	1,793	1,697
Debentures	1,460	1,336
Others	2,459	2,460
	38,796	37,571

Redeemable noncontrolling interest	454	505

Commitments and contingencies (Note 15)

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2011 - 2,108,579,618) issued	16,728	16,728
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2011 - 3,256,724,482) issued	25,837	25,837
Treasury stock - 181,099,660 (2011 - 181,099,814) preferred and 86,911,074 (2011 - 86,911,207) common shares	(5,662)	(5,662)
Additional paid-in capital	(71)	(61)
Mandatorily convertible notes - common shares	290	290
Mandatorily convertible notes - preferred shares	644	644
Other cumulative comprehensive loss	(4,745)	(5,673)
Undistributed retained earnings	42,007	41,130
Unappropriated retained earnings	7,416	4,482
Total Company stockholders’ equity	82,444	77,715
Noncontrolling interests	1,846	1,894
Total stockholders’ equity	84,290	79,609
Total	134,432	128,728

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Income

Expressed in millions of United States dollars

(Except per share amounts)

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	9,642	13,015	11,743
Aluminum products	—	—	383
Revenues from logistic services	403	420	328
Fertilizer products	830	856	787
Others	464	464	307
	11,339	14,755	13,548
Taxes on revenues	(285)	(328)	(335)
Net operating revenues	11,054	14,427	13,213
Operating costs and expenses
Cost of ores and metals sold	(4,256)	(4,699)	(4,101)
Cost of aluminum products	—	—	(289)
Cost of logistic services	(353)	(346)	(289)
Cost of fertilizer products	(666)	(592)	(645)
Others	(415)	(388)	(252)
	(5,690)	(6,025)	(5,576)
Selling, general and administrative expenses	(529)	(827)	(419)
Research and development expenses	(299)	(529)	(342)
Gain on sale of assets	—	—	1,513
Others	(686)	(1,023)	(420)
	(7,204)	(8,404)	(5,244)
Operating income	3,850	6,023	7,969
Non-operating income (expenses)
Financial income	119	139	165
Financial expenses	(613)	(547)	(582)
Gains on derivatives, net	296	46	239
Foreign exchange and indexation gains (losses), net	427	(108)	80
	229	(470)	(98)

Income before discontinued operations, income taxes and equity results	4,079	5,553	7,871
Income taxes
Current	(813)	(1,038)	(1,593)
Deferred	260	(109)	216
	(553)	(1,147)	(1,377)

Equity in results of affiliates, joint ventures and other investments	243	167	280
Net income	3,769	4,573	6,774
Losses attributable to noncontrolling interests	(58)	(99)	(52)
Net income attributable to the Company’s stockholders	3,827	4,672	6,826

Earnings per share attributable to Company’s stockholders:

Earnings per preferred share	0.74	0.89	1.29
Earnings per common share	0.74	0.89	1.29
Earnings per convertible note linked to preferred share	0.97	1.21	1.67
Earnings per convertible note linked to common share	1.03	2.82	1.74

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Comprehensive Income (deficit)

Expressed in millions of United States dollars

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Comprehensive income is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	3,827	4,672	6,826
Cumulative translation adjustments	827	(267)	1,187

Available-for-sale securities
Gross balance as of the period/year end	—	1	(1)
Tax (expense) benefit	—	—	—
	—	1	(1)
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	136	(261)	183
Tax (expense) benefit	(44)	82	(63)
	92	(179)	120
Cash flow hedge
Gross balance as of the period	24	(145)	14
Tax (expense) benefit	(15)	5	(9)
	9	(140)	5
Total comprehensive income attributable to Company’s stockholders	4,755	4,087	8,137
Noncontrolling interests:
Losses attributable to noncontrolling interests	(58)	(99)	(52)
Cumulative translation adjustments	14	73	(54)
Cash flow hedge	—	—	1
Total comprehensive deficit attributable to Noncontrolling interests	(44)	(26)	(105)
Total comprehensive income	4,711	4,061	8,032

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Cash Flows

Expressed in millions of United States dollars

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Cash flows from operating activities:
Net income	3,769	4,573	6,774
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	1,055	1,168	957
Dividends received	60	205	250
Equity in results of affiliates, joint ventures and other investments	(243)	(167)	(280)
Deferred income taxes	(260)	109	(216)
Loss on disposal of property, plant and equipment	44	15	172
Gain on sale of assets available for sale	—	—	(1,513)
Foreign exchange and indexation gains, net	(182)	808	(104)
Unrealized derivative losses (gains), net	(114)	290	(212)
Unrealized interest (income) expense, net	47	150	7
Others	(38)	(68)	(37)
Decrease (increase) in assets:
Accounts receivable	645	456	111
Inventories	(445)	(203)	(743)
Recoverable taxes	355	20	(112)
Others	(21)	(16)	200
Increase (decrease) in liabilities:
Suppliers	(391)	(156)	157
Payroll and related charges	(601)	225	(356)
Income taxes	(472)	(185)	476
Others	47	288	477
Net cash provided by operating activities	3,255	7,512	6,008
Cash flows from investing activities:
Short term investments	—	—	1,253
Loans and advances receivable
Others	(38)	(58)	(143)
Judicial deposits	(12)	(59)	(29)
Investments	(217)	(345)	(115)
Additions to property, plant and equipment	(2,961)	(6,071)	(2,813)
Proceeds from disposal of investments	—	—	1,081
Net cash used in investing activities	(3,228)	(6,533)	(766)
Cash flows from financing activities:
Short-term debt
Additions	507	21	767
Repayments	(43)	(36)	(760)
Loans
Related parties
Proceeds	—	—	19
Repayments	—	—	(1)
Issuances of long-term debt
Third parties
Proceeds	1,014	214	603
Repayments	(63)	(82)	(1,351)
Treasury stock	—	(1,001)	—
Transactions of noncontrolling interest	(76)	(1,134)	—
Dividends and interest attributed to Company’s stockholders	—	(3,000)	(1,000)
Dividends and interest attributed to noncontrolling interest	—	(40)	—
Net cash provided by (used in) financing activities	1,339	(5,058)	(1,723)
Increase (decrease) in cash and cash equivalents	1,366	(4,079)	3,519
Effect of exchange rate changes on cash and cash equivalents	25	45	168
Cash and cash equivalents, beginning of period	3,531	7,565	7,584
Cash and cash equivalents, end of period	4,922	3,531	11,271
Cash paid during the period for:
Interest on short-term debt	(1)	(1)	(1)
Interest on long-term debt	(325)	(198)	(337)
Income tax	(656)	(1,060)	(965)
Non-cash transactions
Income tax paid with credits	—	(681)	—
Interest capitalized	56	78	33

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Expressed in millions of United States dollars

(Except number of shares)

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Preferred class A stock (including twelve golden shares)
Beginning and end of the period	16,728	16,728	10,370
Common stock
Beginning and end of the period	25,837	25,837	16,016
Treasury stock
Beginning of the period	(5,662)	(4,661)	(2,660)
Sales (acquisitions)	—	(1,001)	—
End of the period	(5,662)	(5,662)	(2,660)
Additional paid-in capital
Beginning of the period	(61)	318	2,188
Change in the period	(10)	(379)	—
End of the period	(71)	(61)	2,188
Mandatorily convertible notes - common shares
Beginning and end of the period	290	290	290
Mandatorily convertible notes - preferred shares
Beginning and end of the period	644	644	644
Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(5,238)	(4,971)	(253)
Change in the period	827	(267)	1,187
End of the period	(4,411)	(5,238)	934
Unrealized gain (loss) - available-for-sale securities, net of tax
Beginning of the period	1	—	3
Change in the period	—	1	(1)
End of the period	1	1	2
Surplus (deficit) of accrued pension plan
Beginning of the period	(567)	(388)	(59)
Change in the period	92	(179)	120
End of the period	(475)	(567)	61
Cash flow hedge
Beginning of the period	131	271	(24)
Change in the period	9	(140)	5
End of the period	140	131	(19)
Total other cumulative comprehensive income (deficit)	(4,745)	(5,673)	978
Undistributed retained earnings
Beginning of the period	41,130	25,685	42,218
Transfer from unappropriated retained earnings	877	15,445	971
End of the period	42,007	41,130	43,189
Unappropriated retained earnings
Beginning of the period	4,482	17,487	166
Net income attributable to the Company’s stockholders	3,827	4,672	6,826
Remuneration of mandatorily convertible notes
Preferred class A stock	(11)	(15)	(18)
Common stock	(5)	(36)	(8)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	—	(912)	—
Common stock	—	(1,269)	—
Appropriation to undistributed retained earnings	(877)	(15,445)	(971)
End of the period	7,416	4,482	5,995
Total Company stockholders’ equity	82,444	77,715	77,010
Noncontrolling interests
Beginning of the period	1,894	2,644	2,830
Disposals (acquisitions) of noncontrolling interests	(62)	(748)	117
Cumulative translation adjustments	14	73	(54)
Cash flow hedge	—	—	1
Losses attributable to noncontrolling interests	(58)	(99)	(52)
Net income attributable to redeemable noncontrolling interests	51	52	68
Dividends and interest attributable to noncontrolling interests	(4)	(40)	(6)
Capitalization of stockholders advances	11	12	—
End of the period	1,846	1,894	2,904
Total stockholders’ equity	84,290	79,609	79,914

Number of shares issued and outstanding:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(268,011,021)	(226,119,469)	(147,024,965)
Acquisitions	—	(41,893,200)	—
Conversions	287	1,648	9
End of the period	(268,010,734)	(268,011,021)	(147,024,956)
	5,097,293,366	5,097,293,079	5,218,279,144

The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements

Expressed in millions of United States dollars, unless otherwise stated

1              The Company and its operations

Vale S.A., (“Vale”, “Company” or “we”) is a limited liability company incorporated in Brazil.  Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, basic metals production, fertilizers, logistics and steel activities.

At March 31, 2012, our principal consolidated operating subsidiaries are the following:

Subsidiary	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A. - MCR	100.00	100.00	Brazil	Iron Ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale International Holdings GMBH	100.00	100.00	Austria	Holding and Exploration
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizer
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S. A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	100.00	100.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellets
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics

2              Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted under the equity method (Note 9).

We evaluate the carrying value of our equity investments in relation to publicly quoted market prices when available. If the quoted market price is lower than book value, and such decline is considered other than temporary, we write-down our equity investments to the level of the quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncontrolling interest but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets, and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output.  We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under the Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3              Summary of significant accounting policies

Our condensed consolidated interim financial statements for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011, prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”), which differ in certain respects from the accounting practices adopted in Brazil (“BRGAAP”), and the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), which are the basis for our annual statutory financial statements, are unaudited. However, in our opinion, these condensed consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for interim periods. The results of operations for the three-month periods ended March 31, 2012, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2012.

These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2011, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

The Brazilian real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.

All assets and liabilities have been translated into US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate).  All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.

The results of operations and financial position of our entities that have a functional currency other than the US dollar have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at March 31, 2012 and December 31, 2011, were R$1.8314 and R$1.8683, respectively.

4              Accounting pronouncements

a) Newly issued accounting pronouncements

The Company understands that the recently issued accounting pronouncements that are not effective as of and for the year ending December 31, 2012, are not expected to be relevant for its consolidated financial statements.

5              Major acquisitions and Disposals

In January 2012, the Extraordinary General Meeting of shareholders of Vale Fertilizantes S.A. (Vale Fertilizantes) has approved the redemption of 5,314,386 remaining outstanding shares, including common and preferred, and representing 0.94% of total shares of Vale Fertilizantes. Thus, Vale now holds 100% of the total common shares and 100% of preferred shares of Vale Fertilizantes. For this transaction Vale paid US$ 76 and accounts an effect of US$ 10 on equity.

In February 2011, we concluded the transaction announced in May, 2010 with Norsk Hydro ASA (Hydro), to transfer all of our stakes in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte-Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts, and 60% of Mineração Paragominas S.A (Paragominas), and all our other Brazilian bauxite mineral rights. In December 31, 2010 these assets were demonstrated as assets held for sale in our balance sheet.

For this transaction we received US$ 1,081 in cash and 22% equivalent to 447,834,465 shares of Hydro’s outstanding common shares outstanding (approximately US$ 3.5 billion according to Hydro’s closing share price at the date of the transaction). Three and five years after the closing of the transaction, we will receive two equal tranches of US$ 200 each in cash, related to the remaining payment of 40% of Mineração Paragominas S.A. From the date of the transaction, Hydro has been accounted for by the equity method.

The gain on this transaction, of US$ 1,513 was recorded in the income statement in the line Gain on sale of assets.

6              Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various taxes rates depending on the jurisdiction.

We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries.  For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	March 31, 2012			December 31, 2011			March 31, 2011
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	2,957	1,122	4,079	5,259	294	5,553	4,518	3,353	7,871
Exchange variation (not taxable) or not deductible	—	(200)	(200)	—	96	96	—	47	47
	2,957	922	3,879	5,259	390	5,649	4,518	3,400	7,918

Tax at Brazilian composite rate	(1,005)	(313)	(1,319)	(1,788)	(133)	(1,921)	(1,536)	(1,156)	(2,692)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	379	—	379	383	—	383	436	—	436
Difference on tax rates of foreign income	—	296	296	—	117	117	—	748	748
Tax incentives	90	—	90	274	—	274	171	—	171
Reversal/Constitution of provisions for loss of tax loss carryfoward	—	—	—	129	(285)	(156)	—	—	—
Other non-taxable, income/non deductible expenses	28	(27)	1	63	93	156	13	(53)	(40)
Income tax per consolidated statements of income	(508)	(44)	(553)	(939)	(208)	(1,147)	(916)	(461)	(1,377)

Vale and some subsidiaries in Brazil were granted with tax incentives that provide them with a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general such tax incentives last for 10 years. The Company´s tax incentives will expire in 2020. The tax savings must be registered in a special capital (profit) reserve in the Stockholders’ equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.

We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that have the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia - SUDAM and Superintendência de Desenvolvimento do Nordeste - SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted for in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

The Company also has tax incentives related to production of nickel from New Caledonia Valley (“VNC”). These incentives include tax holidays, total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5.50% years. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier, should the project achieve a specified cumulative rate of return. The VNC is subject to taxation of a portion of income commencing on the first year of commercial production is achieved, as defined by applicable law. Until now, there was no taxable income generated in New Caledonia. The Company also received tax incentives for projects in Mozambique, Oman and Malaysia.

We are subject to an examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.

Tax loss carry forwards in Brazil and in most of the jurisdictions where we have tax loss carry forwards have no expiration date, though in Brazil, offset is restricted to 30% of annual taxable income.

The Company adopts the provision accounting for Uncertainty in Income Taxes.

The reconciliation of the beginning and ending amounts is as follows: (see note 15(b)) tax — related actions)

	Three-month period ended (unaudited)
	March 31,2012	December 31, 2011	March 31, 2011
Beginning of the period	263	338	2,555
Increase resulting from tax positions taken	4	1	9
Decrease resulting from tax positions taken (a)	—	(90)	(2)
Cumulative translation adjustments	5	14	61
End of the period	272	263	2,623

7              Cash and cash equivalents

	March 31, 2012	December 31, 2011
	(unaudited)
Cash	900	945
Cash equivalents	4,022	2,586
	4,922	3,531

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that those denominated in Brazilian Reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three months.

The increase in cash equivalents during the three-month period ended March 31, 2012, is mainly related to the notes issued during the quarter (note 11).

8              Inventories

	March 31, 2012	December 31, 2011
	(unaudited)
Products

Nickel (co-products and by-products)	1,802	1,771
Iron ore and pellets	1,298	1,137
Manganese and ferroalloys	209	240
Fertilizer	443	387
Copper concentrate	97	72
Coal	306	277
Others	90	91
Spare parts and maintenance supplies	1,288	1,276
	5,533	5,251

On March 31, 2012 and December 31, 2011 the inventory includes provision for adjustment to market value for the products nickel and manganese in the amount of US$ 12 and US$ 9, respectively.

9              Investments in affiliated companies and joint ventures

	March 31, 2012 (unaudited)				Investments		Equity in earnings (losses) of investee adjustments			Dividends Received
				Net income			Three-month period ended (unaudited)			Three-month period ended (unaudited)
				(loss) of the		December 31,
	Participation in capital (%)		Net equity	period	March 31, 2012	2011	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	December 31, 2011	March 31, 2011
	Voting	Total			(unaudited)
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (1)	51.11	51.00	389	11	198	173	6	6	8	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (1)	51.00	50.89	221	4	113	115	2	25	3	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (1)	50.00	50.00	227	14	114	78	7	9	10	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (1)	51.00	50.90	152	11	77	80	6	7	10	—	38	—
Minas da Serra Geral SA - MSG	50.00	50.00	56	5	28	29	3	1	1	—	—	—
SAMARCO Mineração SA - SAMARCO (2)	50.00	50.00	1,374	420	746	528	209	186	207	—	112	250
Baovale Mineração SA - BAOVALE	50.00	50.00	59	—	30	35	—	1	2	—	—	—
Zhuhai YPM Pellet e Co,Ltd - ZHUHAI	25.00	25.00	67	1	17	23	—	—	(1)	—	—	—
Tecnored Desenvolvimento Tecnológico SA	43.04	43.04	125	(4)	56	48	(2)	(5)	(1)	—	—	—
					1,379	1,109	231	230	239	—	150	250
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	1,201	72	300	282	18	17	24	60	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	(185)	(15)	(46)	(43)	(4)	(3)	(5)	—	—	—
					254	239	14	14	19	60	—	—
Base Metals
Bauxite
Mineração Rio do Norte SA - MRN	40.00	40.00	329	17	130	144	7	6	2	—	—	—
					130	144	7	6	2	—	—	—
Copper
Teal Minerals Incorporated	50.00	50.00	468	(3)	234	234	(1)	3	(5)	—	—	—
					234	234	(1)	3	(5)	—	—	—
Nickel
Heron Resources Inc (3)	—	—	—	—	6	6	—	—	—	—	—	—
Korea Nickel Corp	25.00	25.00	52	—	13	4	—	—	—	—	—	—
Others (3)	—	—	—	—	1	1	—	—	—	—	—	—
					20	11	—	—	—	—	—	—
Aluminium
Norsk Hydro ASA	22.00	22.00	15,672	127	3,448	3,227	28	(21)	—	—	—	—
					3,448	3,227	28	(21)	—	—	—	—
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	316	(29)	106	114	(10)	(4)	—	—	—	—
MRS Logística SA	45.68	45.84	1,308	86	600	551	40	29	36	—	48	—
					706	665	30	25	36	—	48	—
Others
Steel
California Steel Industries Inc - CSI	50.00	50.00	333	12	166	161	6	(1)	6	—	7	—
CSP - Companhia Siderurgica do PECEM	50.00	50.00	931	(2)	465	267	(1)	(3)	—	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica do Atlântico	26.87	26.87	5,778	(146)	1,553	1,607	(39)	(86)	(8)	—	—	—
					2,184	2,035	(34)	(90)	(2)	—	7	—
Other affiliates and joint ventures
Norte Energia S.A.	9.00	9.00	837	—	75	75	—	—	—	—	—	—
Vale Soluções em Energia S.A.(1)	52.77	52.77	222	(60)	117	145	(32)	(1)	(9)	—	—	—
Others	—	—	—	—	220	209	—	1	—	—	—	—
					412	429	(32)	—	(9)	—	—	—
Total					8,767	8,093	243	167	280	60	205	250

(1) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders.

(2) Investment includes goodwill of US$ 59 in March, 2012 and US$58 in December, 2011.

(3) Available for sale.

10           Short-term debt

Short-term borrowings outstanding on March 31, 2012 are from commercial banks for import financing denominated in US dollars with average annual interest rates of 2.03%.

11           Long-term debt

	Current liabilities		Non-current liabilities
	March 31,2012	December 31, 2011	March 31, 2012	December 31, 2011
	(unaudited)		(unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	1,163	496	3,371	2,693
Others	17	9	177	52
Fixed Rate Notes
US dollars	—	410	10,132	10,073
EUR	—	—	999	970
Accrued charges	201	221	—	—
	1,381	1,136	14,679	13,788
Brazilian debt
Brazilian Reais indexed to Long-Term Interest Rate - TJLP/CDI and General Price Index-Market (IGP-M)	303	246	5,260	5,245
Basket of currencies	2	1	2	—
Non-convertible debentures	—	—	2,560	2,505
Accrued charges	164	112	—	—
	469	359	7,822	7,750
Total	1,850	1,495	22,501	21,538

The long-term portion at March 31, 2012 (unaudited) was as follows:

2013	2,820
2014	1,272
2015	981
2016	1,638
2017 and after	15,790
22,501

At March 31, 2012 (unaudited) annual interest rates on long-term debt were as follows:

Up to 3%	4,621
3.1% to 5% (*)	3,303
5.1% to 7%	8,905
7.1% to 9% (**)	2,907
9.1% to 11% (**)	3,048
Over 11% (**)	1,567
24,351

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 6,297 of which US$ 5,044 has an original interest rate above 7.1% per year. The average cost after taking into account the derivative transactions is 2.91% per year in US dollars.

The average cost of all derivative transactions is 3.15% per year in US dollars.

Vale has non-convertible debentures at Brazilian Real denominated as follows:

	Quantity as of March 31, 2012				Balance
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest	March 31, 2012	December 31, 2011
					(unaudited)
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,267	2,167
Tranche “B”	5	5	No date	6.5% p.a + IGP-DI	376	364
					2,643	2,531

Long-term portion					2,560	2,505
Accrued chages					83	26
					2,643	2,531

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended
	March 31, 2012	December 31, 2011	March 31, 2011
TJLP - Long-Term Interest Rate (effective rate)	1.5	1.5	(4.5)
IGP-M - General Price Index - Market	0.6	0.9	2.4
Appreciation (devaluation) of Real against US dollar	2.0	(0.7)	2.3

On April 2012 (subsequent event), through our wholly-owned subsidiary Vale Overseas Limited, we received the amount related to the issue of US$ 1,250 notes due 2022 that were priced in March at a price of 101.345% of the principal amount. The notes will bear a coupon of 4.375% per year, payable semi-annually and will be consolidated with, and form a single series with, Vale Overseas’s US$ 1 billion 4.375% notes due 2022 issued on January 2012. Those notes issued in January, 2012 were sold at a price of 98.804% of the principal amount.

Credit Lines

In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards.  The agreement provides a credit line of up to US$ 530.  As of March 31, 2012, Vale had drawn US$ 178 under the facility.

In October 2010, we signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$ 1 billion. As of March 31, 2012, Vale disbursed US$ 675.

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers comprising a facility for an amount of up to US$ 1,229. The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of March 31, 2012, we had drawn US$ 466 under this facility.

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$ 774 (US$ 423), to finance the acquisition of domestic equipments. On March 31, 2011, Vale increased this facility through a new agreement with BNDES for R$ 103 (US$ 56). As of March 31, 2012, we had drawn R$ 615 (US$ 336) under these facilities.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of US$ 5 billion, being US$ 3 billion with Japan Bank for International Cooperation (JBIC) and US$ 2 billion with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. Until March 31, 2012, Vale through its subsidiary PT Vale Indonesia Tbk (PTI) withdrew US$ 300, under the credit facility from NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7.3 billion (US$ 4 billion) with Banco Nacional de Desenvolvimento Econômico e Social - BNDES to finance its investment program. March 31, 2012, Vale withdrew R$ 3,986 (US$ 2,176) in this line.

Revolving credit lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On March 31, 2012, the total amount available under the revolving credit lines was US$4.1 billion, of which US$ 3 billion can be drawn by Vale S.A., Vale Canada Limited and Vale International, US$ 350 can be drawn by Vale International and the balance by Vale Canada Limited. As of March 31, 2012, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling US$ 110 had been issued and remained outstanding pursuant Vale Canada Limited’s facility.

Guarantee

On March 31, 2012, US$ 763 of the total aggregate outstanding debt was secured by fixed assets.

Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of March 31, 2012.

12           Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.

In April 2012 (subsequent event), the Board of Directors approved the payment of interest on capital in the amount of US$ 3 billion, corresponding to US$ 0.588547644 per outstanding share, common or preferred shares, of Vale issuance.

In November 2011, a part of the to share buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of US$ 26.25 per share, and 81,451,900 preferred shares, at an average price of US$ 24.09 per share (including shares of each class in the form of American Depositary Receipts), for a total aggregate purchase price of US$ 3.0 billion. The repurchased shares represent 3.10% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. The shares acquired will be held in treasury for cancellation.

The outstanding issued mandatory convertible notes as of March 31, 2012, are as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Vale and Vale P - 2012	July 2009	June 2012	942	934	6.75% p.a.

The notes pay a quarterly coupon and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders.  These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory.  Consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.

The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, are as follows. All the shares are currently held in treasury.

	Maximum amount of shares		Value
Headings	Common	Preferred	Common	Preferred
Tranches Vale and Vale P - 2012	18,415,859	47,284,800	293	649

In April 2012 (subsequent event), Vale approved the payment of additional remuneration to holders of mandatorily convertible notes, series    Vale-2012 and Vale P-2012, on April 30, 2012, in the amount of R$ 2.791486 and R$ 3.228658 per note, respectively.

In November 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.657454 and US$ 1.917027 per note, respectively.

In September 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.806046 and US$ 2.088890 per note, respectively.

In April 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 0.985344 and US$ 1.139659 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, US$ 0.462708 and US$ 0.535173 per note, respectively.

Earnings per share

Earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Net income from continuing operations	3,827	4,672	6,826
Remuneration attributed to preferred convertible notes	(11)	(15)	(18)
Remuneration attributed to common convertible notes	(5)	(36)	(8)
Net income for the period adjusted	3,811	4,621	6,800

Earnings per share

Income available to preferred stockholders	1,423	1,729	2,585
Income available to common stockholders	2,339	2,834	4,130
Income available to convertible notes linked to preferred	35	42	61
Income available to convertible notes linked to common	14	16	24
	3,811	4,621	6,800

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,927,480	1,937,910	2,008,930
Weighted average number of shares outstanding (thousands of shares) - common shares	3,169,813	3,174,487	3,209,349
Total	5,097,293	5,112,397	5,218,279

Weighted average number of convertibles outstanding (thousands of shares) - linked to preferred shares	47,285	47,285	47,285
Weighted average number of convertibles outstanding (thousands of shares) - linked to common shares	18,416	18,416	18,416
Total	65,701	65,701	65,701

Total
Earnings per preferred share	0.74	0.89	1.29
Earnings per common share	0.74	0.89	1.29
Earnings per convertible note linked to preferred	0.97	1.21	1.67
Earnings per convertible note linked to common share	1.03	2.82	1.74

The Company does not disclose a calculation for diluted earnings per share because the effect is anti-dilutive.

13           Pension plans

We previously disclosed in our consolidated financial statements for the year ended December 31, 2011, that we expected to contribute US$262 to our defined benefit pension plan in 2012. As of March 31, 2012, total contributions of US$75 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended in March 31, 2012 (unaudited)
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	8	15	9
Interest cost on projected benefit obligation	129	65	27
Expected return on assets	(229)	(65)	—
Amortizations and (gain) / loss	—	10	(2)
Net deferral	—	—	—
Net periodic pension cost (credit)	(92)	25	34

	Three-month period ended in December 31, 2011 (unaudited)
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	18	7
Interest cost on projected benefit obligation	92	101	27
Expected return on assets	(154)	(92)	—
Amortizations and (gain) / loss	—	4	(23)
Net periodic pension cost (credit)	(62)	31	11

	Three-month period ended in March 31, 2011 (unaudited)
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	20	8
Interest cost on projected benefit obligation	98	104	25
Expected return on assets	(166)	(93)	—
Amortizations and (gain) / loss	—	9	(2)
Net periodic pension cost (credit)	(68)	40	31

14           Long-term incentive compensation plan

Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period.  The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at March 31, 2012 and December 31, 2011, are 4,880,468 and 3,012,538, respectively.

Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle, a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At March 31, 2012, December 31, 2011, we recognized a liability of US$60, US$109, respectively, through the Statement of Income.

15           Commitments and contingencies

a)  In regards to the construction and installation of our nickel and cobalt processing plant in New Caledonia, we have provided significant guarantees in respect of our financing arrangements which are outlined below.

In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from VNC, associated with the Girardin Act lease financing. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2011. In light of the delay in the start-up of the VNC processing facilities, we proposed an extension to the previously agreed substantial completion date of December 31, 2011 to December 31, 2012. The French Government and tax investors have formally agreed to this extension. We believe the likelihood of the guarantee being called upon to be remote.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, shareholder loans and equity contributions by shareholders to VNC, exceeded $4.6 billion and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. The put option discussion and decision period was extended to January 1, 2012 and we are in the process of finalizing a further extension. We are currently in discussion with Sumic on their continued participation in VNC, and expect to reach a resolution during the third quarter of 2012 following a prescribed process which occurs over a five month period.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of US$762 million that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)  We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits is as follows:

	March 31, 2012 (unaudited)		December 31, 2011
	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits

Labor and social security claims	788	928	751	895
Civil claims	303	171	248	151
Tax - related actions	682	433	654	413
Others	36	5	33	5
	1,809	1,537	1,686	1,464

Labor and social security related actions principally comprise of claims by Brazilian current and former employees for (i) payment of time spent travelling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans, during which full inflation indexation of contracts was not permitted, as well as for accidents and land appropriation disputes.

Tax related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all these actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, and in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

Contingencies settled during the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011, totaled US$13, US$643 and US$431, respectively. Provisions recognized in the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011, totaled US$99, US$162 and US$54, respectively, classified as other operating expenses.

In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$23,201 at March 31, 2012, and for which no provision has been made (December 31, 2011 — US$22,449). The mainly reasonably possible tax contingencies refers to tax assessments against us regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries.

c)             At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of these debentures were set to ensure that the pre-privatization stockholders, including the Brazilian Government, would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. In March 31, 2012 the total amount of these debentures was US$ 1,460 (US$ 1,336 in December 31, 2011).

The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.

In April 2012 (subsequent period) we paid remuneration on these debentures of US$ 6.

d)             Asset retirement obligations

We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our cash flow estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011
Beginning of period	1,770	1,273	1,368
Accretion expense	34	25	41
Liabilities settled in the current period	(4)	(16)	(10)
Revisions in estimated cash flows	29	495	(63)
Cumulative translation adjustment	33	(7)	32
End of period	1,862	1,770	1,368

Current liabilities	69	73	71
Non-current liabilities	1,793	1,697	1,297
Total	1,862	1,770	1,368

16           Other expenses

The income statement line “Other operating expenses” totaled US$686 in March 31, 2012, (US$1,023 in December 31, 2011 and US$420 in March 31, 2011). It includes pre operational expenses US$107 (US$284 in December 31, 2011 and US$30 in March 31, 2011), loss of materials US$21 (US$90 in December 31, 2011 and US$34 in March 31, 2011) and idle capacity and stoppage operations expenses US$212 (US$204 in December 31, 2011 and US$102 in March 31, 2011).

17           Fair value disclosure of financial assets and liabilities

The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value and sets out a framework for measuring fair value, which refers to valuation concepts and practices and requires certain disclosures about fair value measurements.

a)             Measurements

The pronouncements define fair value as the exchange price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the inherent risks in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value are classified and disclosed as follows:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

Level 3 - Assets and liabilities, for which quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point, fair market valuation becomes highly subjective.

b)             Measurements on a recurring basis

The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at March 31, 2012 and December 31, 2011 are summarized below:

•              Available-for-sale securities

They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available.  When there is no market value, we use inputs other than quoted prices.

•              Derivatives

The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated it is also used for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

•              Debentures

The fair value is measured by the market approach method, and the reference price is available on the secondary market.

The tables below presents the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	March 31, 2012 (unaudited)
	Carrying amount	Fair value	Level 1	Level 2
Unrealized gain on derivatives	31	31	—	31
Debentures	(1,460)	(1,460)	—	(1,460)

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	7	7	7	—
Unrealized losses on derivatives	(81)	(81)	—	(81)
Debentures	(1,336)	(1,336)	—	(1,336)

c)             Measurements on a non-recurring basis

The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the three-month period ended March 31, 2012, we have not recognized any impairment for those items.

d)             Financial Instruments

Long-term debt

The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).

Time deposits

The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.

Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	March 31, 2012
	Carrying amount	Fair value	Level 1	Level 2

Long-term debt (less interests) (*)	(23,986)	(25,911)	(19,452)	(6,459)
Perpetual Notes (**)	(80)	(80)	—	(80)

	December 31, 2011
	Carrying amount	Fair value	Level 1	Level 2
Long-term debt (less interests) (*)	(22,700)	(24,312)	(18,181)	(6,131)
Perpetual Notes (**)	(80)	(80)	—	(80)

(*) Less accrued charges of US$ 365 and US$ 333 as of March 31, 2012 and December 31, 2011, respectively.

(**) Classified on “LT Loans and related parties” (Non current liabilities).

18           Segment and geographical information

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

Consolidated net income and principal assets are reconciled as follows:

Results by segment

	Three-month period ended (unaudited)
	March 31, 2012						December 31, 2011						March 31, 2011
	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Gross revenues	8,240	1,775	829	403	92	11,339	10,984	2,361	856	420	134	14,755	9,519	2,749	787	328	165	13,548
Cost and expenses	(3,455)	(1,359)	(660)	(411)	(250)	(6,135)	(4,139)	(1,661)	(653)	(386)	(196)	(7,035)	(3,034)	(1,534)	(644)	(290)	(291)	(5,793)
Research and development	(139)	(96)	(15)	(1)	(48)	(299)	(219)	(141)	(38)	(33)	(98)	(529)	(112)	(74)	(18)	(21)	(117)	(342)
Depreciation, depletion and amortization	(506)	(374)	(109)	(64)	(2)	(1,055)	(536)	(486)	(83)	(61)	(2)	(1,168)	(434)	(357)	(117)	(44)	(5)	(957)
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	1,513	—	—	—	1,513
Operating income	4,140	(54)	45	(73)	(208)	3,850	6,090	73	82	(60)	(162)	6,023	5,939	2,297	8	(27)	(248)	7,969
Financial Result	220	5	4	(9)	9	229	(502)	58	1	(23)	(4)	(470)	(35)	(27)	15	(19)	(32)	(98)
Change in provision for losses on equity investments	245	34	—	30	(66)	243	250	(12)	—	24	(95)	167	258	(3)	—	36	(11)	280
Income taxes	(504)	(15)	(11)	(19)	(4)	(553)	(877)	(219)	(47)	(4)	—	(1,147)	(981)	(401)	3	2	—	(1,377)
Noncontrolling interests	14	59	(18)	—	3	58	50	50	(12)	—	11	99	2	14	4	—	32	52
Net income attributable to the Company’s stockholders	4,115	29	20	(71)	(266)	3,827	5,011	(50)	24	(63)	(250)	4,672	5,183	1,880	30	(8)	(259)	6,826

Sales classified by geographic destination:
Foreign market
America, except United States	183	254	13	36	11	497	292	371	—	—	8	671	247	462	18	—	—	727
United States	29	356	22	—	1	408	42	299	—	—	—	341	5	469	—	—	2	476
Europe	1,357	475	44	—	13	1,889	1,774	729	45	—	19	2,567	2,025	573	19	—	18	2,635
Middle East/Africa/Oceania	315	52	—	—	—	367	493	43	1	—	—	537	437	18	—	—	1	456
Japan	1,183	150	—	—	2	1,335	1,709	292	—	—	2	2,003	1,132	375	—	—	2	1,509
China	3,395	156	—	—	—	3,551	4,287	308	—	—	20	4,615	3,658	331	—	—	35	4,024
Asia, other than Japan and China	660	263	16	—	2	941	1,256	259	19	—	—	1,534	771	405	8	—	—	1,184
Brazil	1,118	69	734	367	63	2,351	1,131	60	791	420	85	2,487	1,244	116	742	328	107	2,537
	8,240	1,775	829	403	92	11,339	10,984	2,361	856	420	134	14,755	9,519	2,749	787	328	165	13,548

Operating segment

	Three-month period ended in March 31, 2012 (unaudited)
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	5,987	(78)	5,909	(2,147)	3,762	(373)	3,389	34,950	1,678	114
Pellets	1,698	(71)	1,627	(745)	882	(55)	827	2,100	97	1,265
Manganese	42	(2)	40	(32)	8	(4)	4	85	—	—
Ferroalloys	124	(12)	112	(110)	2	(15)	(13)	257	—	—
Coal	389	—	389	(397)	(8)	(59)	(67)	4,470	108	254
	8,240	(163)	8,077	(3,431)	4,646	(506)	4,140	41,862	1,883	1,633
Base Metals
Nickel and other products (*)	1,555	—	1,555	(1,242)	313	(355)	(42)	29,742	552	20
Copper (**)	220	—	220	(213)	7	(19)	(12)	4,418	235	234
Aluminum products	—	—	—	—	—	—	—	—	—	3,578
	1,775	—	1,775	(1,455)	320	(374)	(54)	34,160	787	3,832
Fertilizers
Potash	70	(4)	66	(52)	14	(6)	8	2,369	20	—
Phosphates	548	(18)	530	(409)	121	(74)	47	7,043	73	—
Nitrogen	192	(24)	168	(165)	3	(29)	(26)	447	7	—
Others fertilizers products	19	(3)	16	—	16	—	16	315	1	—
	829	(49)	780	(626)	154	(109)	45	10,174	101	—

Logistics
Railroads	265	(52)	213	(239)	(26)	(48)	(74)	1,395	20	600
Ports	138	(15)	123	(106)	17	(16)	1	621	46	106
Ships	—	—	—	—	—	—	—	2,163	—	—
	403	(67)	336	(345)	(9)	(64)	(73)	4,179	66	706
Others	92	(6)	86	(292)	(206)	(2)	(208)	2,156	124	2,596
	11,339	(285)	11,054	(6,149)	4,905	(1,055)	3,850	92,531	2,961	8,767

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(**) Includes copper concentrate.

Operating segment

	Three-month period ended in December 31, 2011 (unaudited)
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	8,483	(111)	8,372	(2,673)	5,699	(365)	5,334	32,944	2,959	112
Pellets	1,992	(56)	1,936	(854)	1,082	(72)	1,010	2,074	199	997
Manganese	31	(2)	29	(58)	(29)	(4)	(33)	81	135	—
Ferroalloys	115	(9)	106	(93)	13	(11)	2	252	6	—
Coal	363	—	363	(502)	(139)	(84)	(223)	4,081	346	239
	10,984	(178)	10,806	(4,180)	6,626	(536)	6,090	39,432	3,645	1,348
Base Metals
Nickel and other products (*)	2,032	—	2,032	(1,515)	517	(463)	54	29,097	979	11
Copper (**)	329	(5)	324	(282)	42	(23)	19	4,178	598	234
Aluminum products	—	—	—	—	—	—	—	—	—	3,371
	2,361	(5)	2,356	(1,797)	559	(486)	73	33,275	1,577	3,616
Fertilizers
Potash	77	(4)	73	(83)	(10)	(12)	(22)	2,137	222	—
Phosphates	566	(18)	548	(432)	116	(71)	45	6,430	2	—
Nitrogen	199	(26)	173	(125)	48	—	48	896	10	—
Others fertilizers products	14	(3)	11	—	11	—	11	364	—	—
	856	(51)	805	(640)	165	(83)	82	9,827	234	—

Logistics
Railroads	300	(62)	238	(260)	(22)	(45)	(67)	1,307	57	551
Ports	120	(10)	110	(87)	23	(16)	7	576	210	—
Ships	—	—	—	—	—	—	—	2,485	64	114
	420	(72)	348	(347)	1	(61)	(60)	4,368	331	665
Others	134	(22)	112	(272)	(160)	(2)	(162)	1,993	284	2,464
	14,755	(328)	14,427	(7,236)	7,191	(1,168)	6,023	88,895	6,071	8,093

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(**) Includes copper concentrate.

Operating segment

	Three-month period ended in March 31, 2011 (unaudited)
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment	Additions to property, plant and equipment	Investments
Bulk Material
Iron ore	7,287	(110)	7,177	(1,736)	5,441	(357)	5,084	29,377	1,177	125
Pellets	1,878	(61)	1,817	(840)	977	(36)	941	2,551	353	1,035
Manganese	43	(2)	41	(21)	20	(5)	15	20	—	—
Ferroalloys	157	(12)	145	(111)	34	(11)	23	308	11	—
Coal	154	—	154	(253)	(99)	(25)	(124)	3,409	388	244
	9,519	(185)	9,334	(2,961)	6,373	(434)	5,939	35,665	1,929	1,404
Base Metals
Nickel and other products (*)	2,115	—	2,115	(1,150)	965	(338)	627	29,409	371	16
Copper (**)	251	(17)	234	(132)	102	(18)	84	3,519	170	110
Aluminum products	383	(5)	378	(304)	74	(1)	73	—	16	3,689
	2,749	(22)	2,727	(1,586)	1,141	(357)	784	32,928	557	3,815
Fertilizers
Potash	62	(4)	58	(69)	(11)	(7)	(18)	1,764	7	—
Phosphates	536	(28)	508	(408)	100	(87)	13	7,811	127	—
Nitrogen	172	(23)	149	(127)	22	(23)	(1)	839	—	—
Others fertilizers products	17	(3)	14	—	14	—	14	—	—	—
	787	(58)	729	(604)	125	(117)	8	10,414	134	—

Logistics
Railroads	250	(45)	205	(197)	8	(37)	(29)	1,383	36	534
Ports	78	(9)	69	(60)	9	(7)	2	469	37	—
Ships	—	—	—	—	—	—	—	770	23	137
	328	(54)	274	(257)	17	(44)	(27)	2,622	96	671
Others	165	(16)	149	(392)	(243)	(5)	(248)	4,869	97	2,436
Gain on sale of assets	—	—	—	1,513	1,513	—	1,513	—	—	—
	13,548	(335)	13,213	(4,287)	8,926	(957)	7,969	86,498	2,813	8,326

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(**) Includes copper concentrate.

19                                  Derivative financial instruments

Risk management policy

Vale considers that the effective management of risks is a key objective to support its growth strategy, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, Vale evaluates not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk), those inherent to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

The Board of Directors established the corporate risk management policy in order to support the growth strategy, strategic planning and business continuity of the Company, strengthening its capital structure and asset management, ensure flexibility and consistency on the financial management and strengthen corporate governance practices.

The corporate risk management policy determines that Vale measures and monitors its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk analysis and for issuing opinion regarding the Company’s risk management. It’s also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company may, when necessary, allocate specific risk limits to management activities that need them, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

Market Risk Management

Vale is exposed to the behavior of various market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow, and ensuring strategies adherence to the proposed objectives.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Interest rates;

• Foreign exchange;

• Product prices and input costs

Foreign exchange rate and interest rate risk

Vale’s cash flows are exposed to volatility of several currencies. While most of the product prices are indexed to US dollars, most of the costs, disbursements and investments are indexed to currencies other than the US dollar, namely the Brazilian real and the Canadian dollar.

Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from its currency mismatch.

For hedging revenues, costs, expenses and investment cash flows, the main risk mitigation strategies used are currency forward transactions and swaps.

Vale implemented hedge transactions to protect its cash flow against the market risks that arises from its debt obligations — mainly currency volatility. We use swap transactions to convert debt linked to Brazilian real into US dollar that have similar - or sometimes shorter - settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

Swaps with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate in the payment date. The same rationale applies to debt denominated in other currencies and their respective swaps.

Vale is also exposed to interest rate risks on loans and financings. Its floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US dollar floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollar). To mitigate the impact of the interest rate volatility on its cash flows, Vale considers the natural hedges resulting from the correlation of commodities prices and US dollar floating rates. If such natural hedges are not present, Vale may search for the same effect by using financial instruments.

Product price and Input Cost risk

Vale is also exposed to several market risks associated with commodities prices volatility. In line with the risk management policy, risk mitigation strategies involving commodities can also be used to adjust its risk profile and reduce the volatility of cash flow. In these cases, the mitigation strategies used are primarily forward transactions, futures contracts or zero-cost collars.

Embedded derivatives

The cash flow of the Company is also exposed to market risks associated with contracts that contain embedded derivatives or behave as derivatives. The derivatives may be embedded in, but are not limited to, commercial contracts, purchase agreements, leases, bonds, insurance policies and loans.

Vale’s wholly-owned subsidiary Vale Canada Ltd has nickel concentrate and raw materials purchase agreements, in which there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives.

Hedge Accounting

Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At March 31, 2012, Vale had outstanding positions designated as cash flow hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, the value of such excluded portion is included in earnings.

	Assets				Liabilities
	March 31, 2012 (unaudited)		December 31, 2011		March 31, 2012 (unaudited)		December 31, 2011
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	434	—	410	60	24	509	49	590
EuroBond Swap	—	—	—	—	3	10	4	32
Pre Dollar Swap	20	—	19	—	—	35	—	41
Treasury future	—	—	—	—	—	—	5	—
	454	—	429	60	27	554	58	663
Commodities price risk
Nickel
Fixed price program	2	—	1	—	—	—	1	—
Bunker Oil Hedge	—	—	4	—	—	—	—	—
	2	—	5	—	—	—	1	—
Embedded derivatives:
Derivatives designated as hedge
Strategic Nickel	118	—	161	—	—	—	—	—
Foreign exchange cash flow hedge	10	29	—	—	1	—	14	—
	128	29	161	—	1	—	14	—
Total	584	29	595	60	28	554	73	663

	Amount of gain or (loss) recognized as financial income (expense)			Financial settlement (Inflows)/ Outflows			Amount of gain or (loss) recognized in OCI
	Three-month period ended (unaudited)			Three-month period ended (unaudited)			Three-month period ended (unaudited)
	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	December 31, 2011	March 31, 2011

Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	208	29	175	(129)	(114)	(48)	—	—	—
EURO floating rate vs. USD floating rate swap	—	—	—	—	—	—	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	1	1	—	—	—
EuroBond Swap	19	(24)	42	4	—	—	—	—	—
Pre Dollar Swap	12	(9)	2	(4)	(1)	—	—	—	—
Swap USD fixed rate vs. CDI	—	(48)	—	—	(99)	—	—	—	—
South African Rande Forward	—	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	—	—	—	—	—	(2)	—	—	—
Treasury Future	9	(12)	—	(3)	6	—	—	—	—
Swap Convertibles	—	—	—	—	—	—	—	—	—
	248	(64)	219	(132)	(207)	(49)	—	—	—
Commodities price risk
Nickel
Fixed price program	(4)	6	13	6	(16)	(1)	—	—	—
Strategic program	—	—	15	—	—	—	—	—	—
Copper	—	—	—	—	—	—	—	—	—
Aluminum	—	—	—	—	—	7	—	—	—
Bunker Oil Hedge	—	2	32	(4)	(12)	(8)	—	—	—
Coal	—	—	—	—	—	2	—	—	—
Maritime Freight Hiring Protection Program	—	—	—	—	—	2	—	—	—
Natural gas	—	—	—	—	—	—	—	—	—
	(4)	8	60	2	(28)	2	—	—	—
Embedded derivatives:
For nickel concentrate costumer sales	—	—	—	—	—	—	—	—	—
Customer raw material contracts	—	—	—	—	—	—	—	—	—
Energy - Aluminum options	—	—	(7)	—	—	—	—	—	—
	—	—	(7)	—	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	—	—	—	—	—	—	—	—	—
Aluminum	—	—	—	—	—	—	—	—	—
Strategic Nickel	52	84	(33)	(52)	(83)	33	(43)	(115)	(9)
Foreign exchange cash flow hedge	—	18	—	—	(18)	(13)	52	(25)	14
	52	102	(33)	(52)	(101)	20	9	(140)	5
Total	296	46	239	(182)	(336)	(27)	9	(140)	5

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.

Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	December 2019
Bunker Oil	December 2012
Nickel	December 2012

20        Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Paulo Soares de Souza	Alternate
Renato da Cruz Gomes	Cícero da Silva
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate

Deli Soares Pereira	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eustáquio Wagner Guimarães Gomes	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	President & CEO
João Moisés de Oliveira
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Director, HR, Health & Safety, Sustainability and Energy
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes	Tito Botelho Martins
Chief Financial Officer
Advisory Committees of the Board of Directors
Eduardo de Salles Bartolomeo
Controlling Committee	Executive Director, Fertilizers and Coal
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Director, Ferrous and Strategy

Executive Development Committee	Galib Abrahão Chaim
João Moisés de Oliveira	Executive Director, Capital Projects Implementation
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Director, Logistics and Mineral Research
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Luciano Galvão Coutinho	Executive Director, Base Metals and IT
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Ricardo José da Costa Flores	Marcus Vinicius Dias Severini
Chief Officer of Accounting and Control Department
Finance Committee
Tito Botelho Martins	Vera Lucia de Almeida Pereira Elias
Eduardo de Oliveira Rodrigues Filho	Chief Accountant
Luciana Freitas Rodrigues	CRC-RJ - 043059/O-8
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 25, 2012		Roberto Castello Branco
Director of Investor Relations